EXHIBIT 99.1

Brookfield Reinsurance Announces First Quarter Results and Declares Regular Quarterly Distribution

BROOKFIELD, NEWS, May 09, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A) today announced financial results for the three months ended March 31, 2024.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “Our business continued to deliver strong financial results for the first quarter of 2024. With our recent acquisition of American Equity Life now complete, we’ve reached a significant milestone as one of the largest providers of annuities in North America. We are well positioned to scale our existing platform and offerings, diversify our retirement services capabilities, and lay the groundwork for the next phase of growth for our company.”

Unaudited As at and for the periods endedMarch 31 (US$ millions, except per share amounts)	Three Months Ended
	2024	2023
Total assets	$63,113	$44,951
Adjusted equity[1]	9,300	4,688
Distributable operating earnings[1]	279	145
Net income (loss)	337	(93)
Net income per each class A and A-1 share	$0.08	$0.07
  See Non-GAAP and Performance Measures on page 7 and a reconciliation from net income and reconciliation from equity on page 6.

Highlights

  Completed the acquisition of American Equity Investment Life Holding Company (“AEL”) on May 2, 2024, contributing over $50 billion of incremental deployable insurance portfolio assets
  Originated $1.6 billion of annuity sales, including approximately $900 million of retail annuity sales at our existing businesses and over $700 million of pension risk transfer (“PRT”) premiums. Total annuity sales inclusive of AEL’s first quarter sales were over $4 billion
  Originated approximately $1 billion in proprietary investment strategies at returns in excess of 11%, increasing our gross portfolio wide yield to near 6%

Operating Update

We recognized $279 million of distributable operating earnings (“DOE”) for the three months ended March 31, 2024, compared to $145 million in the prior year period. The increase in earnings for the current period reflects strong annuity sales and other premium growth over the last twelve months, as well as higher spread earnings on our existing business, driven by higher net investment income resulting from the progress made repositioning assets into higher yielding investment strategies. Our first quarter earnings also benefited from strong performance in our property and casualty (“P&C”) businesses, which included a full quarter of earnings contribution from Argo Group, the U.S. specialty P&C platform we acquired in late 2023.

We recorded net income of $337 million for the three months ended March 31, 2024, compared to a net loss of $93 million in the prior year period. The increase in net income is the result of strong operating performance and contributions from our DOE, as noted above, as well as favorable mark-to-market movement on our derivatives and funds withheld insurance reserves.

Today, we are in a strong liquidity position across the portfolio, with over $25 billion of cash and short-term liquid investments across our investment portfolios, and another $25 billion of long-term liquid investments, inclusive of our recently acquired assets with the acquisition of AEL. These liquid assets will facilitate the ongoing rotation of our investment portfolio into higher yielding investment strategies, while also continuing to ensure we have sufficient liquidity coverage for our liabilities in the case of any stress events across the broader market.

Update on Growth Initiatives

On May 2, 2024, we closed our previously announced acquisition of AEL. With the close of the acquisition, Brookfield Reinsurance is positioned as one of the largest providers of annuities in North America, with a float of over $100 billion.

AEL’s strong franchise and track record of servicing its policyholders and distribution partners is very complementary to our existing business, and we expect to grow meaningfully as we leverage the synergies of our existing annuity platform, held through American National, to grow to $20 billion of annual annuity writing capabilities in the near term. Today our combined businesses generate annualized cashflows of approximately $1.4 billion, and as we reposition the investment portfolio, we are on track to achieve $2 billion of cash flows annually in the next 18 to 24 months.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.08 per Class A, A-1 and B share, payable on June 28, 2024 to shareholders of record as at the close of business on June 13, 2024. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield Class A Shares.

Brookfield Corporation Operating Results

An investment in Class A and A-1 shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield Corporation’s first quarter operating results is provided below:

Unaudited As at and for the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income	$519	$424	$5,200	$2,659
Distributable earnings before realizations	1,001	945	4,279	4,312
- Adjusted for the special distribution	1,001	945	4,279	3,946
- Per Brookfield share	0.63	0.59	2.70	2.46
Distributable earnings	1,216	1,157	4,865	5,204
- Per Brookfield share	0.77	0.72	3.07	3.25

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the Class A and A-1 Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		March 31		December 31
(US$ millions)		2024		2023
Assets
Cash and cash equivalents		$2,574		$4,308
Investments		42,565		39,838
Reinsurance funds withheld
Cash and short-term investments		256		1,482
Investments		7,018		5,766
Accrued investment income		323		280
		52,736		51,674

Reinsurance recoverables		3,458		3,388
Premiums due and other receivables		740		711
Deferred policy acquisition costs		2,478		2,468
Deferred tax asset		384		432
Other assets		2,032		1,781
Separate account assets		1,285		1,189
Total assets		63,113		61,643

Liabilities and equity
Policy and contract claims		7,397		7,288
Future policy benefits		10,244		9,813
Policyholders' account balances		25,286		24,939
Deposit liabilities		1,559		1,577
Market risk benefit		151		89
Unearned premium reserve		1,989		2,056
		46,626		45,762

Other policyholder funds		340		335
Due to related parties		555		564
Notes payable		185		174
Corporate borrowings		1,582		1,706
Subsidiary borrowings		1,963		1,863
Liabilities issued to reinsurance entities		119		114
Other liabilities		1,274		1,087
Separate account liabilities		1,285		1,189

Junior preferred shares		2,722		2,694
Non-controlling interest	145		146
Class A, class A-1 and class B	1,591		1,591
Class C	4,726	6,462	4,418	6,155
Total liabilities and equity		$63,113		$61,643

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 US$ millions	Three Months Ended
	2024	2023
Net premiums and other policy revenue	$1,643	$897
Net investment income, including funds withheld	684	451
Net investment gains (losses), including funds withheld	259	(145)
Total revenues	2,586	1,203

Benefits and claims paid on insurance contracts	(1,414)	(742)
Interest sensitive contract benefits	(242)	(241)
Commissions for acquiring services and policies, net of changes in deferred policy acquisition costs	(151)	(68)
Other reinsurance expenses	(19)	(14)
Changes in fair value of market risk benefit	(31)	(6)
Operating expenses	(295)	(176)
Interest expense	(72)	(60)
Total benefits and expenses	(2,224)	(1,307)
Net income before income taxes	362	(104)
Income tax recovery (expense)	(25)	11
Net income for the period	$337	$(93)

Attributable to:
Class A, class A-1 and class B shareholders[1]	$3	$1
Class C shareholder	332	(99)
Non-controlling interest	2	5
	$337	$(93)
  Class A and A-1 shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended March 31 US$ millions	Three Months Ended
	2024	2023
Net income (loss)	$337	$(93)
Unrealized net investment (gains) losses, including funds withheld	(259)	145
Mark-to-market on insurance contracts and other net assets	152	97
	230	149
Deferred income tax expense (recovery)	15	(13)
Transaction costs	12	4
Depreciation	22	5
Distributable operating earnings[1]	$279	$145

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As of March 31 US$ millions	2024	2023
Equity	$6,462	$1,798
Add:
Accumulated other comprehensive loss	116	283
Junior preferred shares	2,722	2,607
Adjusted equity[1]	$9,300	$4,688
  Non-GAAP measure - see Non-GAAP and Performance Measures on page 7.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2024, which have been prepared using generally accepted accounting principals in the United States of America (“US GAAP” or “GAAP”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE, BNRE.A) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE/TSX: BN). For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted equity. Adjusted equity represents the total economic equity of our Company through its Class A, A-1, B and C shares, excluding Accumulated other comprehensive income, and the Junior preferred shares issued by our Company. We use adjusted equity to assess our return on our equity.

We provide additional information on key terms and non-GAAP measures in our filings available at bnre.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding the AEL transaction, and benefits thereof, future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments and Brookfield Reinsurance’s balance sheet initiatives constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.